SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)
Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On November 8, 2006, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued a News Release regarding its third quarter results 2006. A copy of the News Release is attached as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	News Release: Third Quarter Results 2006, dated November 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.
(Registrant)

Date	November 8, 2006	By	/s/ Daniel Petitpierre	/s/ Max Dettwiler

			Daniel Petitpierre Head Corporate Law	Max Dettwiler Head Taxes, Corporate Law & Insurance